

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Via E-mail
William Amelio
President and Chief Executive Officer
CHC Helicopter S.A.
4740 Agar Drive
Richmond, BC V7B 1A3, Canada

> **Re:   CHC Helicopter S.A.**
> **Registration Statement on Form S-4**
> **Filed January 18, 2012**
> **File No. 333-179072**

Dear Mr. Amelio:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Forward Looking Statements, page iii

1.  The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides to not apply to statements made in connection with the offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

Prospectus Summary, page 1

Our Company, page 1

2.  Please balance your summary discussion by disclosing in the opening paragraphs your net losses for the last three fiscal years and most recent interim period.

3.  Please substantiate that your helicopter services "are essential" to production from oil and gas platforms or revise to characterize as your belief.

Helicopter Services, page 1

4.  We note your statement that your "five-year rolling average was 0.35 accidents per 100,000 flight hours." Please tell us how you calculate your accident rate and other material safety metrics, including whether your safety metrics are measured and reported by reference to internal, regulatory, or industry standardized definitions and metrics. Additionally, please provide us with support for your statement on page 3 that you have an "industry-leading" safety record.

Competitive Strengths, page 3

5.  Please remove "proven" from the first bullet point of this section. Revise the first bullet point on page 78 in this manner as well.

6.  Please revise the second sentence of the third bullet point of this section by characterizing this as your belief or provide us with the third party support for the statement.

Retention of Asset Value in Our Owned Fleet, page 4

7.  Please disclose the carrying value of the assets for which the estimated fair market value is provided for relative perspective.

Risk Factors, page 20

8.  Only known material risks should be discussed in the risk factors section. If a risk is not known or deemed material, it should not be referenced here. Please revise the last sentence of the introductory paragraph accordingly.

Risks Related to Our Business, page 34

We rely on a limited number of large offshore helicopter support contracts, page 34

9.  Please identify the customer referenced in this risk factor.

Management's Discussion and Analysis, page 51

Market Outlook, page 52

10. Please discuss in greater detail the material components of your broad transformation initiatives. Disclose the key remaining milestones and estimated severance, termination, and other costs to be incurred as you continue to implement these initiatives.

Results of Operations, page 54

Six Months Ended October 31, 2011 Compared to Six Months Ended October 31, 2010, page 54

11. Throughout your discussion, please expand your disclosure to quantify and analyze each identified factor contributing to a change in your various revenue and expense categories. As examples, you disclose that Helicopter Services revenue increased due primarily to new flying contracts and flying hours on existing contracts in the Western North Sea, the Americas and Australasia offset by a decrease in the Africa-Euro Asia region due to a decrease in the aircraft deployed in Nigeria as the business continues to transition to a new partnership, and MRO revenue increased due primarily to an increase in engine work offset by a decrease in airframe activity, without quantifying any of these factors or explaining why engine work increased and airframe activity decreased. Refer to Section 501 of the Financial Reporting Codification for further guidance.

12. Please explain what the transition to a new partnership for the business conducted in Nigeria mentioned here and on page 56 means and why this has a material impact on your revenues.

13. Please describe and quantify on a comparative basis the most significant components of "Direct costs" so that investors may have an understanding of what these costs consist and the contribution of each component.

14. Please disclose whether the increase in aircraft leasing costs evidences a trend which you expect to continue in the immediate future. We note in this regard your disclosure on page 3 that you have modernized your fleet and have significant orders for new technology aircraft.

15. Please describe and quantify on a relative basis the factors that contributed to the changes in the EBITDAR margin percentage between comparable periods for segmented results and the reason for the effect.

Revenue, page 57

16. Please detail for us your third party leasing arrangements in the Corporate segment mentioned under revenue on page 57.

Income Tax Recovery (Expense), page 58

17. Please discuss the reasons for a change in the effective tax rate of 34.7% for fiscal 2011 from 14.1% for fiscal 2010.

Financial Condition and Sources of Liquidity, page 64

Analysis of Historical Cash Flows, page 64

18. Please quantify each factor indicated as the reason for the variance in cash flows between comparative periods.

19. Please note that references to results of operations, which is prepared on the accrual basis of accounting, noncash items and working capital movements do not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Please revise your disclosure to discuss the factors that directly affected cash of operating activities for each comparative period presented. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Your discussion should address the drivers underlying each factor cited. For example, discuss the specific items that created favorable and unfavorable movements in working capital in terms of cash and the reasons underlying such movements.

20. Please disclose the reason you have used cash in operating activities and for the level of cash used in each of the six months ended October 2011 and 2012. Discuss whether the cash used in the current period is a trend that you expect to continue.

Liquidity and Sources of Liquidity, page 66

21. Please expand your disclosure to include a discussion on your ability to generate sufficient cash flow to meet your debt obligations. We note from page 19 that earnings were insufficient to cover fix charges for all periods presented in your filing. We also note your risk factor on page 20 that you may not be able to generate sufficient cash flow to meet your debt obligation. Your revised discussion should address these matters.

22. Please quantify the extent to which your cash requirements have increased because of higher interest payments on the notes and revolving credit facility.

Critical Accounting Policies, page 70

23. Your disclosures here do not provide investors with any of the material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. For example, with regard to the "Goodwill, intangible and other long-lived asset impairment" disclosure, it appears the significant judgment and uncertainty is the accuracy of the estimate of future cash flows. However, your disclosure does not address how you made such judgment or how accurate the key assumption of future cash flows has been, particularly given the regularity of impairments you reported in the periods presented. Other critical estimates

you have presented indicate that significant estimates, judgments and assumptions exist but either without detail of what these are or the factors underlying those items that are provided.  Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements.  In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain please also analyze their specific sensitivity to change with qualitative and quantitative information, as reasonably available.  Please note that disclosure in this part of your filing should not simply repeat policy disclosure contained in the notes to your financial statements.  Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

## Business, page 75

## Helicopter Services, page 76

24. Please reconcile your disclosure that oil and gas production customers and SAR and EMS services provide you with "a stable and predictable revenue stream" with your risk factor disclosure on page 20 that you expect your earnings and cash flow to vary significantly "due to the cyclical nature of [y]our industry."   Please revise your summary discussion on page 2 in this manner as well.  Additionally, please revise your MD&A to discuss all known trends and uncertainties relating to the cyclical nature of your industry that could materially affect your results of operations.

## Our Customers, page 77

25. Please quantify the percentage of revenues attributable to each of Statoil and Petrobas.

## Repair and Overhaul, page 81

26. Please substantiate the fifth sentence of the second paragraph on page 82 or revise to characterize as your belief.

## Management, page 87

27. Please revise the biographies of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Refer to Item 401(e) of Regulation S-K.

Consolidated Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-3

28. We note that the accountant's report included in your filing is missing the conformed signature (name) of the independent registered public accounting firm.  Please amend your filing to provide an accountant's report with a conformed signature.

Notes to Consolidated Financial Statements, F-10

Note 2: Significant accounting policies, page F-10

(e) Revenue, page F-12

(ii) Maintenance and repair and overhaul, page F-12

29. Please clarify for us and in your disclosure how you determine the amount of revenue to recognize for the portion of a contract that is for R&O services that are recognized into revenue on a monthly basis to reflect ongoing routine maintenance services provided and the amount of revenue to recognize for the portion of the contract that is for scheduled major component overhauls that is recognized into revenue when the overhauls are completed.  In other words, tell us and disclose the basis upon which the amount of revenue is allocated to these separate revenue activities of a contract in which the timing of recognition of each differs from one another.

(m) Leases, page F-15

(iii) Embedded equity in lease contracts, page F-16

30. We note from disclosure in note 8 that "embedded equity in lease contracts" have a definite life.  Please explain to us why you have not amortized this intangible asset pursuant to Accounting Standards Codification 350-30-35-6.

Note 25: Commitments, page F-52

31. We note your disclosure in regard to covenant breaches in association with your aircraft leases.  In regard to the aircraft leases that you classify as operating, please explain to us your consideration of ASC 840-10-25-14 and whether any of the leases contain default covenants related to nonperformance with any of the conditions indicated in the guidance that may affect lease classification.

Note 27: Segment information, page F-54

32. Please advise us of your consideration given to reporting SAR and EMS services as a separate reportable segment.  We note on page 1 that, as a percentage of total revenue SAR and EMS revenues were 10% for the six months ended October 31, 2011 and 11%

for the fiscal year ended October 31, 2010.  Also, on page 2 we note that contracts for SAR and EMS services are generally entered into directly with state and federal governments which may indicate that there may be dissimilar economic characteristics from those of the other transportation services flying operations you provide.  Refer to ASC 280-10-50 for guidance.

Notes to Interim Consolidated Financial Statements, F-74

Note 9: Income Taxes, page F-85

33. Please explain to us and disclose as appropriate (i) the amount of the valuation allowance reversal and the amount of operating loss carryforwards that were affected, (ii) the tax planning initiative implemented that permitted the reversal, and (iii) why the tax planning initiative was available in fiscal 2012 relative to fiscal 2011 where the valuation allowance increased by $101 million.

Note 16: Contingencies, page F-89

34. We note that the OFAC investigation has been ongoing since 2006.  Given the amount of time that has transpired, please describe for us the factors that prevent you from determining the outcome of this matter or disclosing an estimated loss or range of estimated loss pursuant to ASC 450-20-20-4b.

Note 20: Subsequent Event, page F-92

35. Please disclose what the terms "Exit Event" and "Final Exit Event" mean or the nature of such terms.

Signatures, page II-20

36. Please revise the second signature block of the signature page for Heli-One (U.S.) Inc. to identify the principal financial officer and principal accounting officer or controller. Please similarly revise the signature page for Heli-One USA Inc.  Also, revise so that each registrant furnishes the signatures required by Section 6(a) of the Securities Act.

Exhibit 5.2

37. Counsel may examine such documents as it deems appropriate to render its opinion but may not limit its opinion to certain documents.  Please have counsel revise the last paragraph of section 2 by clarifying that it has examined all other documents it has deemed necessary to render its opinion.  Please have counsel similarly revise Exhibits 5.3, 5.6, 5.7, 5.8, and 5.10 (including assumption 3.24).

38. It is not appropriate for counsel to assume that there have been no amendments to, supplements to, or rescission of agreements to which its client is a party, or that there are

no other arrangements or agreements between persons who include its client. Please have counsel revise assumptions (e), (f), and (j) on page 3 of the opinion accordingly. Please have counsel similarly revise Exhibits 5.3, 5.8, 5.11, and 5.12.

39. It is not appropriate for counsel to assume that resolutions authorizing the guarantees and related matters have not been amended, rescinded, revoked, or otherwise affected by subsequent action. Please have counsel revise accordingly. Please have counsel similarly revise Exhibits 5.3, 5.7, 5.8, 5.9, and 5.10.

40. Purchasers of the notes are entitled to rely unconditionally on the legality opinion. Please have counsel revise the second paragraph of section 3 accordingly. Please have counsel similarly revise Exhibits 5.3, 5.7, 5.9, and 5.10.

Exhibit 5.3

41. It appears that assumptions 3.4 and 3.5 assume legal findings necessary to the conclusion that the Companies have the corporate power to execute the Transaction Documents. Please have counsel remove these assumptions or tell us why these assumptions are necessary and appropriate.

Exhibit 5.6

42. It is not appropriate for counsel to qualify its opinion by reference to a state of knowledge. Please have counsel revise the last sentence of the third paragraph on page 1 and the last paragraph of section 2 of the opinion accordingly.

Exhibit 5.7

43. Please have counsel revise assumption f) to limit the assumption factual matters only.

Exhibit 5.9

44. It appears that assumptions in paragraph (e) on page 2 of the opinion assume legal findings necessary to the conclusion that the Dutch Companies validly exist and have the corporate power and authority to execute the Indenture. Please have counsel remove these assumptions or tell us why these assumptions are necessary and appropriate.

Other

45. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.

46. Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters.  Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc:     Edward P. Tolley III, Esq.
        Simpson Thacher & Bartlett LLP